Exhibit 99.1

Alpha Tau Announces Presentation of Pancreatic Cancer Data at Upcoming ASCO Annual Meeting, Showcasing Combined Results from Three Alpha DaRT® Pancreatic Cancer Studies

- Abstract accepted at the American Society of Clinical Oncology (ASCO) Annual Meeting - the world’s largest and most prestigious medical oncology conference -

- Pooled analysis combines safety and efficacy data from 58 patients across three prospective clinical studies conducted at centers in Canada and Israel -

- Acceptance of abstract comes in the same year as presentations at the ASCO Gastrointestinal Cancers Symposium and at Digestive Disease Week (DDW), reflecting growing interest within the expert scientific community in Alpha DaRT pancreatic cancer clinical data -

- Abstract to be published on ASCO conference website on May 21, 2026, at 5:00 PM ET -

Jerusalem, April 27, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that an abstract entitled “Combined Safety and Efficacy Results from Three Clinical Studies Evaluating Alpha Radiotherapy for Advanced Pancreatic Cancer” has been accepted at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting, taking place May 29 - June 2, 2026. The abstract is expected to be published on May 21, 2026, at 5:00 PM ET on the ASCO conference website at https://www.asco.org/annual-meeting.

The ASCO Annual Meeting is widely regarded as the largest and most prestigious medical oncology conference in the world, attracting tens of thousands of leading oncologists, researchers, and healthcare professionals from across the globe. Abstract acceptance at ASCO is determined through a rigorous, peer-review process and represents recognition of the scientific merit and clinical relevance of the submitted research.

The abstract presents a pooled analysis of safety and efficacy data from three prospective clinical studies evaluating endoscopic ultrasound (EUS)-guided intratumoral Alpha DaRT treatment in patients with locally advanced or metastatic pancreatic ductal adenocarcinoma (PDAC). The studies were conducted at the Jewish General Hospital and Centre Hospitalier de l'Université de Montréal (CHUM) in Montreal, Canada, and at the Hadassah Medical Center in Jerusalem, Israel, enrolling a combined total of 58 patients. Acceptance of the abstract at the ASCO Annual Meeting, together with abstract presentation at ASCO GI and Digestive Disease Week (DDW) this year, underscores the growing scientific interest and momentum behind the Alpha DaRT pancreatic cancer program.

Uzi Sofer, CEO of Alpha Tau, stated, “The acceptance of an abstract at the ASCO Annual Meeting is a wonderful milestone for Alpha Tau and a powerful endorsement of our pancreatic cancer strategy by some of the most prestigious leaders in the field. The continued recognition of our clinical program reflects the growing maturity and strength of our evidence base, and validates the strategic vision behind our multi-study approach to pancreatic cancer: to build one of the most comprehensive intratumoral radiotherapeutic clinical programs in pancreatic cancer worldwide.”

Corey Miller, MD, MSc, Director of Therapeutic Endoscopy of the Division of Gastroenterology at the Jewish General Hospital, Assistant Professor of Medicine at McGill University, and the first and presenting author of the abstract, commented, “As the first physician to deliver Alpha DaRT into the pancreas using an endoscopic ultrasound-guided approach, it is deeply meaningful to see how far this program has come. What began as a first-in-human feasibility procedure has evolved into a robust clinical data set, made possible by the close collaboration between gastroenterology, medical oncology and radiation oncology teams. It is this combined effort that enabled the accrual of this cohort and the generation of comprehensive results now accepted at the world’s foremost oncology conference. The EUS-guided intratumoral approach has proven to be technically feasible and well-integrated into clinical workflows, and we look forward to sharing these findings with the global medical community when the abstract is published by ASCO and in the Journal of Clinical Oncology.”

Robert B. Den, MD, Chief Medical Officer of Alpha Tau stated, “This ASCO acceptance is a significant validation of our growing pancreatic cancer clinical program at a critical time. The pooled analysis provides a strong foundation of clinical evidence, and we are actively building on this momentum. Our flagship multicenter IMPACT trial in the United States continues to advance, evaluating Alpha DaRT in combination with chemotherapy in patients with newly diagnosed unresectable pancreatic cancer. In addition, we recently treated the first patient in April in the ACAPELLA trial - a multicenter study in France evaluating Alpha DaRT alongside capecitabine in patients with locally advanced pancreatic cancer. Together, these studies represent an expanding and increasingly global clinical pipeline dedicated to addressing one of the most significant unmet needs in oncology.”

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal intratumoral treatment of solid tumors. Alpha DaRT sources are inserted directly into the tumor, where they release short-lived therapeutic particles that disperse locally with the goal of destroying the tumor. Since the therapeutic effect is confined to a short distance, Alpha DaRT aims to mainly affect the tumor and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment in pancreatic patients, including the potential benefits and associated risks, future applications and uses, the IMPACT study, the ACAPELLA study, timing of the abstract publication, and potential indication approvals, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com